July 29, 2024

Brian J. Wendling
Chief Accounting Officer and Principal Financial Officer
Qurate Retail, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112

       Re: Qurate Retail, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-33982
Dear Brian J. Wendling:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services